UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
December 5, 2011

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Fresenius Medical Care AG & Co. KGaA

File No. 001-32749 - CF#27391
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Fresenius Medical Care AG & Co. KGaA submitted an application under Rule 24b-2 requesting an extension of a prior grant of confidential treatment for information it excluded from the Exhibits to a Form 6-K filed on August 5, 2009.

Based on representations by Fresenius Medical Care AG & Co. KGaA that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibits will not be released to the public for the time periods specified:

        Exhibit 10.1   through July 31, 2014
        Exhibit 10.2   through July 31, 2014

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Pamela Howell
Special Counsel